Michael H. Bison. Esq. 617.570.1933 mbison@ goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

VIA EDGAR AND OVERNIGHT COURIER

September 23, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3561

Mail Stop – 6010

Attention: Jeffrey Riedler

Re:	Aegerion Pharmaceuticals, Inc.
Amendment No. 1 to Form S-1 Registration Statement
File No. 333-168721

Ladies and Gentlemen:

This letter is being furnished on behalf of Aegerion Pharmaceuticals, Inc. (the “Company”), with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on September 17, 2010. In order to assist the staff (the “Staff”) of the Commission in its review of the Company’s accounting for stock-based compensation, the Company wishes to provide the following additional information.

The Company advises the Staff that it currently expects to file an amendment to the Registration Statement in early October with an expected price range for the offering. The Company further advises the Staff that it currently estimates, based in part on preliminary discussions with its underwriters, that the midpoint for such expected price range would in no circumstances exceed $6.66 per share (the “Maximum Midpoint Price”), before giving effect to an anticipated reverse stock split of the Company’s common stock, representing approximately a $200 million pre-money enterprise valuation and assuming a $75 million offering. For clarity, the Maximum Midpoint Price represents a “best case scenario” and is expressly conditioned upon multiple variables, including a receptive public trading market for pre-commercial biotechnology companies such as the Company, as well successful completion by the Company of several significant operating milestones between now and the expected pricing date for the offering, which are described below.

United States Securities and Exchange Commission

September 23, 2010

Specifically, the Company advises the Staff that in order for its shares to be offered at the Maximum Midpoint Price, which price would represent a significant increase over the current fair market value of the Company’s common stock, the following variables would need to be resolved in the Company’s favor.

•	Receptive public trading market for pre-commercial biotechnology companies such as the Company;

•	Sufficient demand for the Company’s common stock to support a $75 million offering;

•	Receipt of the final study report for the 104 week carcinogenicity study of lomitapide in rats, with positive findings (expected late September);

•

Receipt of final minutes from the FDA from a meeting held in July 2010, which minutes confirm the Company’s understanding that the FDA will not require a clinical outcomes study prior to the filing of a New Drug Application (NDA) for lomitapide for the treatment of patients with homozygous familial hypercholesterolemia (HoFH) (expected early October);

•

Completion of the 26-week efficacy phase in the Company’s pivotal Phase III clinical trial of lomitapide for the treatment of patients with HoFH by all remaining patients, with favorable results for this phase of the trial (expected early October);

•	Receipt of orphan drug designation by the European Medicines Agency (EMA) of lomitapide for the treatment of HoFH (expected early October);

•	Orphan drug designation by the EMA of lomitapide for the treatment of familial chylomicronemia (FC) (expected early October);

•	Receipt by the Company of approximately $1.5 million in additional funds from certain of the Company’s current investors on or about October 1, 2010;

•	Addressing the resignation of the Company’s Chief Medical Officer, William Sasiela, who resigned in September 2010 (expected late September); and

•	Clearing all of the Staff’s remaining comments on the Registration Statement with time to launch a robust roadshow process well in advance of the November mid-term elections.

For the avoidance of doubt, the Company advises the Staff that, given the volatility of the public trading market, the uncertainty of the timing of the offering, and the Company’s past history of unsuccessful IPO events, the Company and the underwriters have not yet finally agreed to an expected price range for the offering, and the actual expected price range and/or the final price of the offering may be substantially lower than the Maximum Midpoint Price. However, the Company does not currently expect that the actual midpoint of the expected price range would in any circumstances be higher than the Maximum Midpoint Price.

United States Securities and Exchange Commission

September 23, 2010

In order to assist the Staff in its review of the Company’s accounting for stock-based compensation, the Company is pleased to provide additional information regarding the equity awards issued by the Company since the fourth quarter of 2008. The Company also would be pleased to discuss with the Staff via conference call the information included in this letter if that would be helpful.

As described in the Registration Statement, in granting the below-referenced equity awards, the Company’s board of directors estimated the fair market value of the Company’s common stock based on several factors, including: the Company’s stage of development and business strategy; the price per share at which the Company’s redeemable convertible preferred stock was issued to investors and the rights, preferences and privileges of the preferred stock relative to the common stock; the Company’s financial condition and book value; economic and competitive elements affecting the Company, its industry and its target markets; the Company’s projected operating results; a comparative analysis of the Company’s financial condition and operating results with those of publicly-owned companies engaged in similar lines of business; the current and historical relationship between the reported stock prices and revenue and earning levels of selected publicly traded companies engaged in similar lines of business; important developments relating to the results of the Company’s clinical trials; and the likelihood of achieving a liquidity event for the Company’s outstanding shares of stock.

Beginning in 2007, in addition to the above-described factors, the Company’s board of directors also obtained independent third-party valuations to assist it in estimating the fair market value of the Company’s common stock.

In addition to the foregoing, the Company respectfully refers the Staff to the several specific, qualitative factors considered by the Company’s board of directors in granting equity awards during this period as set forth in the Registration Statement (see pages 60-61 of the prospectus included in the Registration Statement). The table set forth below summarizes these and other qualitative factors that were considered by the Company’s board of directors in order to provide the Staff with additional context for changes in the fair market value of the Company’s common stock during this period.

Date of Grant	Exercise Price	Fair Value	Factors Considered in Determination of Fair Market Value
Q4 2008	$2.08	$2.08

  Positive influences on value:

•       Perceived large market opportunity for the drug, if regulatory path to approval is clarified through written interaction with FDA

•       Completion of the first of a series of convertible note financings with our existing investors

  Detrimental influences on value:

•       Continued uncertainty regarding the regulatory pathway for our product candidates, in particular as a result of the ongoing partial clinical hold applicable to both of our product candidates

•       Growing unfavorable market conditions with continued limited access to capital as a result of the general market liquidity crisis

•       Lack of success in raising additional capital from outside investors

•       Increase in liquidation preference due to first closing of a series of convertible note financing with our existing investors

•       Continued manufacturing risks

United States Securities and Exchange Commission

September 23, 2010

Date of Grant	Exercise Price	Fair Value	Factors Considered in Determination of Fair Market Value
Q1 2009	$0.97	$0.97

  Positive influences on value:

•       None

  Detrimental influences on value:

•       Withdrawal in the fourth quarter of 2008 of our registration statement for a proposed initial public offering

•       Increasingly uncertain macroeconomic picture resulting in reduced access to capital as manifest by an inability to secure capital from a source outside our existing investors in the wake of a withdrawn IPO

•       Increase in liquidation preference due to second closing of a series of convertible note financing with our existing investors

•       Continued uncertainty regarding the regulatory pathway for our product candidates as demonstrated by the ongoing partial clinical hold applicable to both of our product candidates

•       Continued uncertainty as to whether an NDA for lomitapide targeting the much smaller HoFH population would meet the requirements for submission and be accepted for this indication without the need to conduct additional clinical trials. Such trials would represent a significant and unexpected expenditure of time and capital, so much so as to make the continued development of the drug prohibitively expensive

The Company advises the Staff that at the time it granted option awards in the first quarter of 2010, the Company did not rely upon a contemporaneous valuation with the assistance of a third party. The Company elected not to obtain a contemporaneous valuation report in the interest of preserving capital, and in light of the fact that at this time the Company was actively pursuing a strategic process which it believed would more likely lead to a trade sale than an initial public

United States Securities and Exchange Commission

September 23, 2010

offering. Moreover, at the time these awards were granted, the Company’s board of directors concluded that there was no material change in the fair market value of the Company’s common stock since the date of the Company’s prior valuation report. The table below sets forth the several qualitative factors considered by the Company’s board of directors in reaching this conclusion, and in particular why the fair market value of the Company’s common stock did not change significantly from the first quarter of 2009 to the first quarter of 2010.

Date of Grant	Exercise Price	Fair Value	Factors Considered in Determination of Fair Market Value
Q1 2010	$0.97	$0.97

  Positive influences on value:

•       Successful renegotiation of Hercules loan and security agreement

  Detrimental influences on value:

•       Continued uncertainty regarding the regulatory pathway to approval for our product candidates

•       The continued application of the FDA-implemented partial clinical hold on both of our product candidates which prevented any longer term clinical development in the most commercially attractive addressable markets

•       Uncertainty whether an NDA for lomitapide for even the much smaller and rarer HoFH indication would meet the FDA requirements for acceptance without the need to conduct substantial additional clinical trial work known as “outcome studies” that represent a very expensive and time consuming exercise that historically was not anticipated

•       Increasingly strained financial resources

•       Declaration of default by Hercules under our loan and security agreement on the basis of insolvency

•       Increase in the interest rate and issuance of additional warrants to obtain successful forbearance of default under Hercules loan and security agreement

•       Disclosure of default pursuant to Hercules loan and security agreement to potential investors and strategic partners

•       Receipt of term sheets from potential strategic acquirers with very low enterprise valuations, an absence of upfront payments and future payouts dependent on achievement of significant clinical milestones.

United States Securities and Exchange Commission

September 23, 2010

The Company advises the Staff that during the third quarter of 2010, the Company completed a contemporaneous independent valuation which suggested that the fair market value of the Company’s common stock had decreased to $0.63 per share, which price was used to price stock option awards made in September 2010. Although the Company completed a contemporaneous valuation of its common stock for purposes of making these awards, the Company advises the Staff that it may perform a retrospective assessment of such valuation for financial reporting purposes, once the Company has a clearer picture of the actual mid-point of the Company’s expected price range for its initial public offering.

Date of Grant	Exercise Price	Fair Value	Factors Considered in Determination of Fair Market Value
Q3 2010	$0.63	TBD

  Positive influences on value:

•       Presentation of favorable Phase III data for the very narrow HoFH patient population at European Atherosclerosis Society meeting in Germany

•       Verbal notice received from the FDA clarifying that the outcomes study requirement would not apply to the narrowest patient population of HoFH (written confirmation is still forthcoming)

•       Hired new CEO

•       Receipt of a third party commercial assessment of the HoFH population designed to determine both the size and potential pricing (and thus the overall commercial attractiveness) of the HoFH market should the FDA ultimately clarify the pathway for approval in this indication

  Detrimental influences on value:

•       Explicit written feedback from the FDA indicating an outcomes study would be required in order to meet the requirements for NDA submission in larger addressable patient populations other than HoFH (notice received Q2 2010)

•       Continuing uncertainty regarding the form of the written guidance from the FDA regarding the requirements for NDA submission in the HoFH population

•       Uncertainty with regard to the final outcome of an ongoing carcinogenicity study in rats, the results of which are expected late September (preliminary data available September 2010)

United States Securities and Exchange Commission

September 23, 2010

If you require additional information, please telephone either Jocelyn M. Arel at (617) 570-1067 or the undersigned at (617) 570-1933.

Sincerely,

/s/ Michael H. Bison
Michael H. Bison

cc:	Marc D. Beer (Aegerion Pharmaceuticals, Inc.)
William H. Lewis (Aegerion Pharmaceuticals, Inc.)
Christine A. Pellizzari, Esq. (Aegerion Pharmaceuticals, Inc.)
John T. Cavan (Aegerion Pharmaceuticals, Inc.)
Jocelyn M. Arel, Esq. (Goodwin Procter LLP)
David E. Redlick, Esq. (Wilmer Cutler Pickering Hale and Dorr LLP)
Brian A. Johnson, Esq. (Wilmer Cutler Pickering Hale and Dorr LLP)